VALUED ADVISERS TRUST

225 Pictoria Dr.

Suite 450

Cincinnati, Ohio 45246

May 26, 2023

Ms. Mindy Rotter

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 333-151672 / 811-22208)

Dear Ms. Rotter:

On May 4, 2023 you provided comments relating to the review by the staff of the Securities and Exchange Commission of the annual Form N-CSR filing for series portfolios of the Trust with a fiscal year ended October 31, 2022, including Dana Large Cap Equity Fund, Dana Epiphany ESG Small Cap Equity Fund, Dana Epiphany ESG Equity Fund, Foundry Partners Fundamental Small Cap Value Fund, Sound Mind Investing Fund, SMI Multi-Strategy Fund, and SMI Dynamic Allocation Fund (each of the foregoing may be referred to as a “Fund” and collectively as the “Funds”). This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.

1.	Comment: (Dana Epiphany ESG Small Cap Equity Fund and Dana Epiphany ESG Equity Fund) The staff noted that the line graph presented for each Fund does not assume its required minimum investment at the beginning of the first fiscal year. Please explain in correspondence why the line graph does not conform to Form N-1A Item 27, Instruction 1.

Response: The Trust acknowledges that the line graph for each Fund should have assumed an initial investment of $1,000,000 for the Fund’s Institutional Class shares. The Trust regrets this administrative oversight and will be sure that the line graphs conform to the requirements of Form N-1A Item 27 in the future.

2. Comment: (SMI Dynamic Allocation Fund) – The staff noted that the performance graph for the Fund appears to have a typographical error. The performance graph notes 10/31/21 twice instead of noting 10/31/22. Please confirm in correspondence that going forward the graph will disclose the correct timeframes.

Response: The Trust regrets the typographical error and confirms that going forward the performance graph will disclose the correct timeframes.

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3. Comment: (Foundry Partners Fundamental Small Cap Value Fund) – Please explain in correspondence what the interest expense represents on the Statement of Operations for the Fund. The staff noted that the response to Question C.20 in the Form N-CEN filed on January 13, 2023 indicates that the Fund does not have access to a line of credit.

Response: The amount listed as interest expense in the Statement of Operations represents overdraft fees incurred by the Fund during the report period. The overdraft situations occurred due to large shareholder redemptions that exceeded the Fund’s available cash. In the future, the Trust will note overdraft fees as such in the Statement of Operations.

Please contact me at (513) 869-4300 if there are any questions regarding the responses contained in this letter, or if you require additional information.

Sincerely,

/s/ Carol J. Highsmith

 Carol J. Highsmith
Vice President and Secretary

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